April 10, 2025

Caroline Litchfield
Executive Vice President and Chief Financial Officer
Merck & Co., Inc.
134 East Lincoln Ave.
Rahway, NJ 07065

        Re: Merck & Co., Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 1-06571
Dear Caroline Litchfield:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 1. Business
Product Sales, page 1

1. We note that Keytruda accounted for 46% of your revenues in 2024. Please either file these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or explain why you believe your are not substantially dependent on licensing agreements providing you with the right to sell Keytruda.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Suzanne Hayes at 202-551-
3675 with any other questions.
 April 10, 2025
Page 2



                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences